

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Via E-mail
Mr. Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, Texas 77002

> **Re: Hennessy Capital Acquisition Corp.**
> **Amendment No. 2 to Schedule TO-I**
> **Filed January 22, 2015**
> **File No. 005-87838**

Dear Mr. Hennessy:

We have reviewed your filing and have the following comment.

<u>General</u>

1.   We note your response to prior comment 1. We further note your interpretation of our prior discussion in footnote 2 of the response, which the staff of the Division of Trading and Markets notes is contrary to their opinion expressed during that discussion, specifically that purchases pursuant to disclosed redemption programs, facilities, or similar structured repurchase programs, such as purchases of common stock pursuant to redemption rights arising in connection with the Business Combination, are not "unsolicited" and thus ineligible for the exception in Rule 102(b)(6). Therefore, without either agreeing or disagreeing with the remainder of the analysis or conclusions in your response, we request that you disclose, if true, that Hennessy Capital and/or the Backstop Commitment Investor will purchase shares of common stock only if able to do so in compliance with the federal securities laws, particularly Exchange Act Sections 9(a)(2) and 10(b), Exchange Act Rule 10b-5, and Regulation M.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Michael P. Heinz, Esq.
       Sidley Austin LLP